SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30832; 812-14101]

Catalyst Capital Advisors LLC and Mutual Fund Series Trust; Notice of Application

December 16, 2013

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval.

Applicants: Catalyst Capital Advisors LLC ("CCA" or the "Adviser") and Mutual Fund Series

Trust (formerly Catalyst Funds) (the "Trust").

Filing Dates: The application was filed on December 7, 2012 and amended on June 20, 2013

and November 12, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on January 10, 2014, and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants: Adviser, 22 High Street, Huntington, NY

11743 and the Trust, 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at (202) 551-6970, or Mary Kay

Frech, Branch Chief, at (202) 551-6821 (Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is organized as an Ohio business trust and is registered as an open-end

management investment company with multiple series. Each series of the Trust has its own

investment objective, policies and restrictions, and each is managed by the Adviser and may be

managed by various subadvisers.[1]

2.   CCA is a New York limited liability company registered as an investment adviser

under the Investment Advisers Act of 1940 ("Advisers Act"). CCA provides investment

management services to the Funds under an investment advisory agreement with the Trust (the

"Advisory Agreement").[2] The terms of each Advisory Agreement comply or will comply with

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[1]   Applicants request relief with respect to any existing or future series of the Trust and any other
        existing or future registered open-end management investment company or series thereof that (a) is
        advised by CCA, including any entity controlling, controlled by or under common control with CCA
        or its successors (included in the term "Adviser"); (b) uses the manager-of-managers structure
        described in the application ("Manager of Managers Structure"); and (c) complies with the terms and
        conditions of the application (each a "Fund" and together, the "Funds"). The only existing
        investment company that currently intends to rely on the requested order is named as an applicant.
        For purposes of the requested order, "successor" is limited to an entity that results from a
        reorganization into another jurisdiction or a change in the type of organization.

[2]   CCA or another Adviser will enter into substantially similar investment advisory agreements to
        provide investment management services to each future Fund (each included in the term "Advisory
        Agreement"). Each other Adviser will also be registered as an investment adviser under the Advisers
        Act.

section 15(a) of the Act. Each Advisory Agreement was or will be approved by the board of

trustees of the relevant Fund (the board of trustees of any Fund, a "Board"), including by a

majority of the trustees who are not "interested persons" (as defined in section 2(a)(19) of the

Act) of the Trust or Adviser (the "Independent Trustees"), and by the shareholders of the

respective Fund in the manner required by sections 15(a) and (c) of the Act and rule 18f-2

thereunder.[3]

3.   Under the terms of each Advisory Agreement, CCA is responsible for the overall

management of the business affairs of the Funds' business affairs and selecting investments in

accordance with the Funds' respective investment objectives, policies and restrictions. For the

investment management services that it provides to the Funds, the Adviser receives the fee

specified in the Advisory Agreements. In addition, pursuant to each Advisory Agreement, CCA

may retain one or more subadvisers for the purpose of managing all or a portion of the assets of

the Funds. Pursuant to this authority, the Adviser intends to enter into subadvisory agreements

with certain unaffiliated subadvisers ("Subadvisers", and such agreements, "Subadvisory

Agreements") to provide investment advisory services to the Funds. Each Subadviser to a Fund

will be an "investment adviser" as defined in section 2(a)(20)(B) of the Act and registered as an

investment adviser under the Advisers Act or not subject to such registration.[4] The Adviser will

supervise and monitor the Subadvisers, allocate Fund assets to the Subadvisers and periodically

recommend to the Board which Subadvisers should be retained or released. The Adviser will

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[3]   Applicants are not seeking any exemptions with respect to the Advisory Agreements.

[4]   If the name of any Fund contains the name of a Subadviser, the name of the Adviser will precede the
       name of the Subadviser.

compensate the Subadvisers for a Fund out of the advisory fees that are paid to the Adviser under the applicable Advisory Agreement.

4.   Applicants request an order to permit the Adviser, subject to Board approval, to select Subadvisers and enter into and materially amend Subadvisory Agreements without obtaining shareholder approval. The terms of the Subadvisory Agreements will comply fully with the requirements of section 15(a) of the Act and the Subadvisory Agreements will be approved by the Board, including a majority of the Independent Trustees as required under section 15(a) and section 15(c) of the Act. Each Fund's prospectus has contained or will contain, at all times following the approval of the Manager of Managers Structure, the disclosure required by condition 2 below.

5.   The requested relief will not extend to any subadviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund or the Adviser (other than by reason of serving as a subadviser to one or more Funds) ("Affiliated Subadviser").

6.   The Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[5] and (b)

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[5]   The "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi manager Information Statement may be obtained, without charge, by contacting the Funds.

the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of securities in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

3.   Applicants assert that the shareholders are relying on the Adviser's experience to select one or more Subadvisers best suited to achieve a Fund's investment objectives.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Applicants assert that, from the perspective of the investor, the role of the Subadvisers is comparable to that of the individual portfolio managers employed by the Adviser. Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose costs and unnecessary delays on the Funds, and may preclude the Adviser from acting promptly in a manner considered advisable by the Board. Applicants note that the Advisory Agreements and any subadvisory agreement with an Affiliated Subadviser will remain subject to sections 15(a) and (c) of the Act and rule 18f-2 under the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.   Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to the application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.   Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

4.   The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.   The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund's assets and, subject to review and approval of the Board, will: (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund's assets; (c) allocate and, when appropriate, reallocate each Fund's assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objective, policies and restrictions.

8.   No trustee or officer of the Trust or a Fund, or director, manager, or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests

in the Adviser or any entity that controls, is controlled by, or is under common control with the

Adviser or (b) ownership of less than 1% of the outstanding securities of any class of equity or

debt of any publicly traded company that is either a Subadviser or an entity that controls, is

controlled by, or is under common control with a Subadviser.

9.   In the event the Commission adopts a rule under the Act providing substantially

similar relief to that in the order requested in the application, the requested order will expire on

the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated

authority.

Kevin M. O'Neill
Deputy Secretary